Exhibit 99.5

Commercial Aviation Solutions Australia Pty Ltd

as trustee for The Aviation Solutions Unit Trust

Annual Financial Report

For the year ended 30 June 2011

(ABN: 17 314 846 534)

The Aviation Solutions Unit Trust

For the year ended 30 June 2011

The Aviation Solutions Unit Trust

Statement of comprehensive income

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $	2010 $

Operating lease income	4	2,392,527	2,638,505
Aircraft depreciation expense	10	(1,038,021)	(1,038,021)
Administrative expense	5	(115,118)	(116,986)

Results from operating activities		1,239,388	1,483,498

Finance income		4,878	1,152
Finance expense		(1,679,042)	(1,739,229)

Net finance expense	8	(1,674,164)	(1,738,077)

Loss for the year		(434,776)	(254,579)

Other comprehensive income for the year, net of tax		—	—

Total comprehensive income for the year, net of tax		(434,776)	(254,579)

(all attributable to unit holders)

The notes on pages 6 to 25 form an integral part of these financial statements.

The Aviation Solutions Unit Trust

Statement of financial position

At 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $	2010 $

Assets
Cash and cash equivalents	16(a)	970,761	1,183,995
Restricted cash	16(a)	3,880,238	5,716,581
Trade and other receivables	9	858	858
Prepayments		356	250

Total current assets		4,852,213	6,901,684

Aircraft under operating lease	10	21,980,376	23,018,397

Total non-current assets		21,980,376	23,018,397

Total assets		26,832,589	29,920,081

Liabilities
Payables	11	53,659	38,347
Deferred lease income		196,468	218,995
Maintenance reserves		266,576	2,628,991
Borrowings	12	2,349,376	2,167,690
Other liabilities		11,562	12,152

Total current liabilities		2,877,641	5,066,175

Maintenance reserves		3,613,662	3,087,590
Borrowings	12	21,571,871	22,562,124

Total non-current liabilities		25,185,533	25,649,714

Total liabilities		28,063,174	30,715,889

Deficiency in net assets		(1,230,585)	(795,808)

Unit holders funds
Issued units	15	8,815	8,815
Accumulated losses		(1,239,400)	(804,623)

Unit holders funds		(1,230,585)	(795,808)

The notes on pages 6 to 25 form an integral part of these financial statements.

The Aviation Solutions Unit Trust

Statement of changes in equity

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Units Issued $	Accumulated losses $	Unit holders funds $

Balance at 1 July 2009	8,815	(550,043)	(541,228)

Loss for the year	—	(254,579)	(254,579)
Present entitlement to unit holders	—	(1)	(1)

Balance at 30 June 2010	8,815	(804,623)	(795,808)

Loss for the year	—	(434,776)	(434,776)
Present entitlement to unit holders	—	(1)	(1)

Balance at 30 June 2011	8,815	(1,239,400)	(1,230,585)

The notes on pages 6 to 25 form an integral part of these financial statements.

The Aviation Solutions Unit Trust

Statement of cash flows

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $	2010 $

Cash flows from operating activities
Operating lease income		2,607,000	2,970,000
Payments to suppliers		(334,023)	(253,427)

Cash generated from operations		2,272,977	2,716,573
Interest received		4,523	1,152
Interest paid		(1,447,934)	(1,493,163)

Net cash provided by operating activities	16(b)	829,566	1,224,562

Cash flows from financing activities
Repayment of borrowings		(1,040,265)	(459,455)

Net cash used in financing activities		(1,040,265)	(459,455)

Net (decrease)/increase in cash and cash equivalents		(210,699)	765,107

Effect of exchange rate changes on cash	5	(2,535)	(417)

Cash and cash equivalents at beginning of year		1,183,995	419,305

Cash and cash equivalents at end of year	16(a)	970,761	1,183,995

The notes on pages 6 to 25 form an integral part of these financial statements.

The Aviation Solutions Unit Trust

Notes to the financial statements

1	Reporting Trust

The Trust is domiciled in Australia. The address of the Trust’s registered office is Level 9 South, 161 Collins Street Melbourne VIC 3000. The Trust is primarily involved in the leasing of an aircraft.

2	Basis of preparation

(a)	Statement of compliance

The financial report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board.

(b)	Principal risks and uncertainties

Asset risk

The Trust’s asset is leased to a customer who assumes responsibility for its operation and maintenance. When the contracted lease term ends, the Trust bears the risk of re-leasing or selling the aircraft. The trustee will engage the services of external parties, who have appropriate experience of the aviation industry, to manage the aircraft and remarket or sell the aircraft as required in order to reduce this risk.

If demand for aircraft decreases, market lease rates may fall. Should this condition continue for an extended period, it could affect the market value of the aircraft and may result in an impairment charge.

Credit risk

The Trust operates as a supplier to airlines. The airline industry is cyclical, economically sensitive and highly competitive. A key determinant of the Trust’s success is the financial strength of its customers and their ability to react to and cope with the competitive environment in which they operate. If a customer experiences financial difficulties this may result in default or the early termination of the lease. The trustee mitigates this risk by comprehensive credit reviews of customers both prior to and during the course of a lease. Where appropriate, the Trust also collects maintenance reserves and security deposits from its lessees.

Solvency risk

The Trust’s aircraft is financed primarily by debt and the Trust therefore has commitments to repay interest and principal on a regular basis. The Trust is dependent upon the ongoing receipt of operating lease revenues from its customers in order to meet these debt servicing obligations and on its ability to refinance debt facilities when they expire. The Trust is required to comply with certain covenants on its banking facilities and is in compliance with these covenants.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

2	Basis of preparation (continued)

(c)	Going concern

The director has considered the adequacy of the Trust’s funding, borrowing facilities and cash flow forecasts for at least the next 12 months and is satisfied that the Trust financial statements be prepared on a going concern basis. This assumes that the Trust will continue in operational existence for the foreseeable future.

Net liabilities

The net liability position does not take into consideration that the market values of the Trust’s aircraft are considered to be in excess of their carrying values.

(d)	Basis of measurement

The financial statements have been prepared on the historical cost basis.

(e)	Functional and presentation currency

These financial statements are presented in United States dollars, which is the Trust’s functional currency.

(f)	Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

The key judgements that could affect the reported result are those concerning the recoverable amount, useful life and residual values of aircraft. The trustee reviews the estimated recoverable amounts, useful lives and residual values of aircraft assets regularly and utilises professional appraisers and valuation experts where possible to support estimates.

3	Significant accounting policies

The accounting policies set out below have been consistently applied by the Trust.

(a)	Lease classification

Leases where the Trust, as lessor, retains substantially all the risks and rewards of ownership are classified as operating leases. Other leases are finance leases and they are presented as a receivable at an amount equal to the net investment in the lease.

The director has reviewed the lease and determined that the lease is an operating lease in accordance with the criteria under IAS 17 Leases.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(b)	Aircraft under operating lease

Aircraft under operating lease are stated at cost, less accumulated depreciation and any impairment. Cost represents the Trust’s acquisition cost, including directly attributable costs capitalised. Depreciation is calculated on a straight-line basis over the asset’s useful life, estimated to be 25 years from the date of manufacture, to a residual value.

Residual values are generally determined by the Trust to approximate to 12.5% of manufacturer’s price at the time the aircraft was produced, although the trustee may make exceptions to this on a case-by-case basis where a different residual value is determined to be more appropriate. In particular, residual values are likely to be adjusted where an aircraft is no longer in-production. Residual values and useful lives are reviewed by the trustee at least annually.

(c)	Impairment of aircraft assets

At each annual reporting date where there are indications of a potential impairment of the Trust’s aircraft assets, the recoverable amounts of the Trust’s assets will be determined and compared with their carrying amounts.

An asset is considered to be impaired where its carrying value is in excess of its recoverable amount, being the higher of the asset’s fair value less costs to sell and its value in use. Value in use is calculated as the present value of the future cash flows to be derived from the operation of the asset. Future cash flows are discounted using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset.

If recoverable amounts are lower than carrying values, assets are reduced to their recoverable amounts with the resultant impairment charges being recorded in the statement of comprehensive income. Where a prior impairment loss has decreased or reversed, the carrying amount of the asset may be increased and the impairment loss reversed in the statement of comprehensive income to the extent that the asset is not carried at a higher value than if no impairment loss had been recognised in prior periods.

(d)	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments and where required under operating lease contracts. Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash.

Restricted cash comprises cash held by banks but subject to withdrawal restrictions.

(e)	Trade receivables

Trade receivables represent amounts due from lessees under operating lease contracts and are recognized initially at fair value plus any directly attributable transaction costs. Where amounts are outstanding from lessees, the Trust will provide an allowance for doubtful accounts against these when necessary, based upon expected ability to collect the amounts, taking into consideration the credit quality of the lessee and the level of security held.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(f)	Operating lease income

Operating lease income is recognised on a straight-line basis over the term of the underlying lease. The difference between lease rentals invoiced and amounts recognised in income, resulting from the straight-lining of revenues, are included in deferred lease income on the balance sheet. As the Group’s lease agreement requires payment in advance, rentals received but unearned under the lease agreements are also recorded in deferred lease income on the balance sheet.

(g)	Maintenance reserves

The Trust’s operating lease contract requires the lessee to perform maintenance on the leased aircraft. As such, the Trust does not control the timing of these maintenance events and is not responsible for the associated costs.

Under the lease, the Trust receives supplemental rental payments, generally based upon the utilization of the aircraft, which are reimbursed to the lessee upon performance of certain specified maintenance work. Supplemental rentals are recorded on the statement of financial position as maintenance advances during the term of the lease, with reimbursements being charged against this liability as qualifying maintenance work is performed. At the end of a lease and where the Trust is released from the obligation to make any further reimbursements in relation to the aircraft, the remaining balance of maintenance advances, if any, may be released to income.

(h)	Borrowings

Borrowings are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest rate method.

(i)	Lessor contributions

Under certain leases, the Trust may be obligated to make financial contributions towards certain specified maintenance work expected to fall due during the term of the lease. The Trust estimates its likely contribution and, to the extent required, recognises any liability upon the lease becoming effective.

(j)	Effective interest rate

Revenue and expense on financial instruments classified as loans and receivables or financial liabilities at amortised cost, are recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(k)	Foreign currencies

Transactions in foreign currencies are translated into United States dollars at the exchange rate prevailing at the date of the transaction or at the rates of exchange under related forward contracts where such contracts exist. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated at the exchange rate prevailing at that date, whilst non-monetary assets and liabilities that are measured at historical cost are translated at the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognised in Statement of comprehensive income.

(l)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST except:

i.	where the amount of GST incurred is not recoverable from the taxation authority, in which case it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii.	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recovered from, or paid to, the taxation authority is classified as operating cash flows.

(m)	Distribution and taxation

Under current legislation the Trust is not subject to income tax where its taxable income (including assessable realised capital gains), if any, has been distributed in full to the unit holders.

The trustee considers that the requirements of IAS 12 Income taxes do not apply to the Trust and, as such, no further taxation related disclosures are included in this financial report.

(n)	Finance income and expense

Finance income comprises interest income on funds invested.

Finance expense comprises interest expense on borrowings. All borrowing costs are recognised in the profit or loss using the effective interest method, refer (j).

Foreign currency gains and losses are reported on a net basis.

(o)	Issued units

Issued units are classified as equity in accordance with IAS 32 Financial Instruments: Presentation.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(p)	Adoption of new and revised accounting standards

The following standards and amendments to standards have been adopted by the Trust during the year ended 30 June 2011:

•

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, effective for accounting periods commencing on or after 1 July 2010, clarifies the requirements of the accounting standards when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The amendments became mandatory for the Trust’s 2011 financial statements and did not impact the Trust’s financial statements.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(q)	New standards and interpretations not yet adopted

The following standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are not mandatory for the 30 June 2011 reporting period, and have not been applied in preparing the financial statements:

•

Further amendments to International Financial Reporting Standards arising from the Annual Improvements Process affect various IFRSs resulting in minor changes for presentation, disclosure, recognition and measurement purposes. The amendments, which become mandatory for the Trust’s 30 June 2012 financial statements, are not expected to have a significant impact on the financial statements.

•

IFRS 9 Financial Instruments includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 will become mandatory for the Trust’s 30 June 2014 financial statements. The Trust has not yet determined the potential effect of the standard.

4	Operating lease income

	September 30,	September 30,
	2011 $	2010 $

Operating lease income	2,392,527	2,638,505

All income is generated from the lease of a commercial jet aircraft to an Australian airline.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

5	Administrative expense

	September 30,	September 30,
	2011 $	2010 $

Management fees—related party (refer note 18a)	57,684	57,684
Management fees—other	16,852	15,915
Legal, professional and other fees	25,290	32,244
Realised foreign currency loss	12,053	10,216
Unrealised foreign currency loss	2,535	417
Other expenses	704	510

	115,118	116,986

6	Other information

	September 30,	September 30,
	2011 $	2010 $

The loss is arrived at after charging:
Audit fees	14,567	9,403
Directors’ remuneration	—	—

7	Staff numbers and costs

The Trust had no employees during the year (2010: nil). Management services are provided to the Trust by Global Aviation Asset Management Pty Limited as trustee for Global Aviation Asset Management Unit Trust (“GAAM”). See note 18 for further details.

Auditors remuneration is borne by the Trust (refer note 6).

8	Net finance expense

	September 30,	September 30,
	2011 $	2010 $

Interest expense on:

Bank loans	(1,447,344)	(1,505,314)
Investor loans	(200,427)	(218,587)

	(1,647,771)	(1,723,901)

Amortisation of debt issue costs	(31,271)	(15,328)

Finance expense	(1,679,042)	(1,739,229)

Interest income	4,878	1,152

Finance income	4,878	1,152

Net finance expense	(1,674,164)	(1,738,077)

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

9	Trade and other receivables

	September 30,	September 30,
	2011 $	2010 $

Amount due from the Trustee	858	858

The amount due is in relation to initial set-up costs.

10	Aircraft under operating lease

	September 30,	September 30,
	2011 $	2010 $

Gross carrying amount (at cost)
At beginning of year	26,420,798	26,420,798
Additions	—	—

At end of year	26,420,798	26,420,798

Accumulated depreciation
At beginning of year	(3,402,401)	(2,364,380)
Depreciation expense	(1,038,021)	(1,038,021)

At end of year	(4,440,422)	(3,402,401)

Net book value	21,980,376	23,018,397

See note 12 for details of the security granted over the Trust’s aircraft assets.

The trustee is satisfied that the carrying value of the aircraft is appropriate.

11	Payables

	September 30,	September 30,
	2011 $	2010 $

GST payable	26,853	25,513
Other creditors and accruals	26,806	12,834

	53,659	38,347

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

12	Borrowings

	September 30,	September 30,
	2011 $	2010 $

Current liabilities:
Bank loans	810,976	1,008,994
Investor loans	1,538,400	1,158,696

	2,349,376	2,167,690

Non-current liabilities:
Bank loans	19,552,124	20,363,100
Investor loans	2,019,747	2,199,024

	21,571,871	22,562,124

	23,921,247	24,729,814

Borrowings analysis

	September 30,	September 30,	September 30,	September 30,
30 June 2011	Within one year $	Between 1 and 5 years $	Greater than 5 years $	Total $

Bank loans	810,976	19,552,124	—	20,363,100
Investor loans	1,538,400	2,019,747	—	3,558,147

Total	2,349,376	21,571,871	—	23,921,247

	September 30,	September 30,	September 30,	September 30,
30 June 2010	Within one year $	Between 1 and 5 years $	Greater than 5 years $	Total $

Bank loans	1,008,994	20,363,100	—	21,372,094
Investor loans	1,158,696	2,199,024	—	3,357,720

Total	2,167,690	22,562,124	—	24,729,814

Bank	loans

The Trust is party to an umbrella loan agreement with (amongst others) the Bank of Scotland plc (the “Lenders”). The Trust’s borrowings are in the form of senior and junior loans.

Monthly repayments of principal and interest are scheduled on the senior and junior loans. The loans mature in August 2012.

The weighted average interest rate on the loans is 6.84%.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

12	Borrowings (continued)

In consideration of receipt of the loan, the Trust was obliged to provide security to the Lenders. The security takes the form of a mortgage over the aircraft, assignment of the aircraft operating lease, warranties and insurances and a fixed and floating charge over the Trust’s bank accounts and all other assets.

The umbrella loan agreement provides that this collateral acts as security for the loans made by the Lenders to finance the aircraft owned by the Trust and the aircraft owned by related entities, Baker & Spice Aviation Limited and The Barcom Aviation Unit Trust. The Trust’s liability is limited to those amounts it recovers pursuant to the sale of its aircraft or from its operating lease agreements or the proceeds from the enforcement of the security granted to the Lenders.

The lenders only have recourse to the unsecured assets of the Trust where the Trust has failed to comply with certain operational covenants (such as those relating to proper management, no change of business, no imposition of withholding taxes on loan repayments, gross negligence and fraudulent or wilful misconduct).

There were no defaults under these loan agreements during the financial year.

Investor loans

The Trust agreed with investors that from 1 May 2008, income distributions and scheduled investor loan repayments would be suspended. The director expects that certain repayments to investors, including payment of the deferred amounts, will occur prior to 30 June 2012.

13	Operating lease minimum lease receipts

The future minimum rentals receivable under non-cancellable operating leases (net of GST), are shown as follows:

	September 30,	September 30,
	2011 $	2010 $

Less than one year	2,340,000	2,370,000
Between one and two years	195,000	2,340,000
Between two and five years	—	195,000

	2,535,000	4,905,000

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

14	Financial instruments and associated risks

The Trust has exposure to the following risks:

•	credit risk;

•	liquidity risk; and

•	market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The trustee has overall responsibility for the establishment and oversight of the Trust’s risk management framework.

(a)	Credit risk

Credit risk is the risk of financial loss to the Trust if a customer fails to meet its contractual obligations, and arises principally from the Trust’s receivables from customers.

The Trust operates as a supplier to airlines. The airline industry is cyclical, economically sensitive and highly competitive. A key determinant of the Trust’s success is the financial strength of its customers and their ability to react to and cope with the competitive environment in which they operate. The Trust leases its aircraft to one customer, located in Australia.

If the customer experiences financial difficulties this may result in default or the early termination of the lease. The trustee mitigates this risk by comprehensive credit reviews of the customer both prior to and during the course of a lease. Where appropriate, the Trust also collects maintenance reserves and security deposits from its lessees.

The carrying amount of financial assets as presented on the statement of financial position represents the Trust’s maximum exposure to credit risk as at the reporting date.

(b)	Liquidity risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they fall due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Trust’s reputation.

The Trust actively manages its cash position to ensure that it has sufficient cash on demand to meet expected operational expenses for the current month, including the servicing of financial obligations.

The Trust agreed with investors that from 1 May 2008, income distributions and scheduled investor loan repayments would be suspended. The director expects that certain repayments to investors, including payment of the deferred amounts, will occur prior to 30 June 2012.

The tables below set out a maturity analysis of the gross contractual cash flows attaching to the Trust’s financial liabilities:

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

14	Financial instruments and associated risks (continued)

(b)	Liquidity risk

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
At 30 June 2011	Carrying amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Non-derivative financial liabilities:
Bank loans	20,363	577	548	1,096	19,765	—	21,986
Payables	27	27	—	—	—	—	27
Investor loans	3,558	1,454	89	178	2,046	—	3,767
Other liabilities	12	12	—	—	—	—	12

	23,960	2,070	637	1,274	21,811	—	25,792

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
At 30 June 2010	Carrying amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Non-derivative financial liabilities:
Bank loans	21,372	586	634	1,268	21,986	—	24,474
Payables	26	26	—	—	—	—	26
Investor loans	3,358	1,037	107	215	2,408	—	3,767
Other liabilities	12	12	—	—	—	—	12

	24,768	1,661	741	1,483	24,394	—	28,279

Maintenance reserves are paid to the lessee upon the occurrence of a qualifying maintenance activity. The timing and cost of qualifying maintenance activity cannot be determined with certainty in advance. Accordingly the maintenance reserve liability of $3,880,238 (2010: $5,716,581) cannot be dissected in the above table. The amounts shown as payable within one year relate to work expected to be performed over the 12 months to 30 June 2012.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Trust’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

i.	Currency risk

The Trust is exposed to currency risk on cash and working capital balances held in a currency other than the functional currency.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

14	Financial instruments and associated risks (continued)

(c)	Market risk (continued)

i.	Currency risk (continued)

Exposure to currency risk

The Trust’s exposure to foreign currency risk was as follows:

	September 30,	September 30,
	AUD
	2011 $	2010 $

Current assets:
Cash and cash equivalents	413	1,086

Current liabilities:
Payables	(50,044)	(44,819)

Gross exposure	(49,631)	(43,733)

The following exchange rates have been applied during the year:

	September 30,	September 30,	September 30,	September 30,
	Average rate		Reporting date spot rate
	2011	2010	2011	2010

AUD	1.0005	0.8829	1.0723	0.8556

Sensitivity analysis

Exchange rate movements will only impact the short-term foreign currency balances disclosed in the table above. As such, a 1% weakening of the USD against the AUD at the reporting date would increase the loss by approximately $533 (2010: $374). A 1% strengthening of the USD against the AUD at the reporting date would decrease the loss by an equal but opposite amount.

ii.	Interest rate risk

Certain of the Trust’s financial assets and liabilities are interest-bearing. Interest-bearing financial assets mature in the short term. Interest-bearing financial liabilities mature in the longer term. As a result, the Trust is subject to exposure to fair value interest rate risk due to fluctuations in the prevailing levels of market interest rates.

Interest rate profile and fair value of financial assets and financial liabilities

Aircraft lease rental rates have a close relationship with interest rates. The trust holds one aircraft with a fixed operating lease rate. Accordingly the Trust has secured fixed rate financing from both its bank and its investors.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

14	Financial instruments and associated risks (continued)

ii.	Interest rate risk (continued)

The interest rate profile and fair values of the Trust’s financial assets and liabilities at 30 June 2011 were (short term debtors and creditors are excluded from the table below in instances where fair value is equivalent to carrying value):

	September 30,	September 30,	September 30,	September 30,	September 30,
At 30 June 2011	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000

Financial assets:
Financial assets at amortised cost:
Cash	—	4,851	—	4,851	4,851

Financial liabilities:
Financial liabilities at amortised cost:
Borrowings	23,921	—	—	23,921	24,124
Maintenance reserves	—	—	3,880	3,880	3,880

	23,921	—	3,880	27,801	28,004

	September 30,	September 30,	September 30,	September 30,	September 30,
At 30 June 2010	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000

Financial assets:
Financial assets at amortised cost:
Cash	—	6,901	—	6,901	6,901

Financial liabilities:
Financial liabilities at amortised cost:
Borrowings	24,730	—	—	24,730	25,293
Maintenance reserves	—	—	5,717	5,717	5,717

	24,730	—	5,717	30,447	31,010

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

14	Financial instruments and associated risks (continued)

ii.	Interest rate risk (continued)

The fair value of financial assets and financial liabilities have been determined by the trustee, based upon the present values of the expected cash flows deriving from each financial asset or financial liability, discounted at an appropriate discount rate. Maintenance reserves will be reimbursed based upon the cost and timing of qualifying maintenance activity. This is under the control of the lessee and so fair value is assumed to equal book value. The fair value of borrowings is sensitive to the discount rate used. A 100bps increase in the discount rate would cause a $265,000 change in the fair value disclosed above (2010: $462,000).

Fair value hierarchy

The Trust analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of financial instruments entered into by the Trust is calculated by reference to current forward market rates for contracts with similar maturity profiles. These financial instruments are defined as being Level 2 and no transfers have been made between any fair value hierarchy levels during the financial year.

Cash flow sensitivity analysis for variable rate instruments

All of the Trust’s liabilities are subject to fixed interest rates, therefore there is no material sensitivity to movements in interest rates.

(d)	Capital management

The trustee’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The trustee monitors the return on capital, which the Trust defines as the internal rate of return on cash invested.

The Trust is not subject to externally imposed capital requirements.

15	Capital and reserves

	September 30,	September 30,
	2011 $	2010 $

Issued
11,110 ordinary units of $1AUD each	8,815	8,815

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

15	Capital and reserves (continued)

Unit capital has been translated to United States dollars based on the foreign exchange rate at the date of establishment which was AUD 1 = USD 0.7934.

The holders of ordinary units are entitled to a beneficial interest in the Trust in proportion to the number of units of which they are respectively registered as holders. Unit holders are also entitled to one vote per unit at meetings of the Trust.

Accumulated losses

On 27 June 2011, the director of the trustee resolved that the unit holders of the Trust were presently entitled to AUD 1 (USD 1) being the Net Income of the Trust for the year ended 30 June 2011 (2010: AUD 1 (USD 1)).

16	Cash and cash equivalents

	September 30,	September 30,
	2011	2010
	$	$

(a) Cash balances

Restricted cash deposits held to repay certain operating lease and maintenance obligations	3,880,238	5,716,581
Cash at bank	970,761	1,183,995

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

16	Cash and cash equivalents (continued)

(b)	Reconciliation of cash flows from operating activities with net loss:

	September 30,	September 30,
	2011 $	2010 $

Net loss	(434,776)	(254,579)

Adjustments for:
Accrued interest	200,426	218,587
Debt amortisation	31,271	15,328
Depreciation	1,038,021	1,038,021
Unrealised foreign exchange loss	2,535	417

Operating profit before changes in working capital and provisions	837,477	1,017,774

Change in trade and other receivables	—	133,293
Change in prepayments	(106)	—
Change in payables	15,312	(152)
Change in deferred lease income	(22,527)	61,495
Change in other liabilities	(590)	12,152

Net cash (used in) / provided by operating activities	829,566	1,224,562

17	Group membership

	September 30,	September 30,
	Units	Percentage Holding

The Trust’s units are owned by the following entities:

LJCB Management Pty Ltd atf LJCB Management Trust	10,000	90%
Woolley GAL Pty Ltd	1,110	10%

	11,110	100%

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

18	Related parties

LJCB Management Pty Ltd atf LJCB Management Unit Trust and Woolley GAL Pty Ltd (the “unit holders”), subsidiaries of the unit holders and all entities controlled by the unit holders are considered related parties of the Trust.

To the extent that a director of the trustee of the Trust or a director of a unit holder, is involved with an entity by way of a commercial interest, directorship or is a key member of management, the Trust also considers that entity to be a related party.

(a)	Transactions with GAAM

Frost Holdings Pty Ltd atf Frost Family (No.2) Trust owned 100% of the units in GAAM up until 6 July 2010 when this interest was sold. Gregory Woolley is a director of Global Aviation Asset Management Pty Ltd and was also the sole director of the trustee of the Trust until October 14, 2011.

During the year ended 30 June 2011 GAAM charged the Trust fees of $57,684 (2010: $57,684) for management services.

(b)	Transactions with unit holders and loan providers

Joshua Liberman holds an ownership interest in and is a director of LJCB Investments Pty Limited and LJCB Management Pty Limited. Gregory Woolley holds an ownership interest in and is a director of Woolley GAL Pty Limited.

The Trust has borrowed funds from the unit holders (or related parties to the unit holders). The loans are on commercial terms attracting interest at 8.5% for a term of seven years. The loans mature in August 2012. Details of the loans are shown as follows:

	September 30,	September 30,	September 30,	September 30,
	Loan balance including accrued interest		Interest expense
	2011 $	2010 $	2011 $	2010 $

LJCB Investments Pty Ltd atf LJCB Family Trust	3,202,332	3,021,948	180,384	196,728
Woolley GAL Pty Ltd	355,815	335,772	20,043	12,593
Verstone Pty Ltd	—	—	—	4,633
SDB Finance Pty Ltd	—	—	—	4,633

	3,558,147	3,357,720	200,427	218,587

The individuals who control the Trust’s unit holders also hold investments in other entities, including Baker & Spice Aviation Limited and The Barcom Aviation Unit Trust, which are therefore considered to be related parties. The Trust is party to transactions involving these related parties, as disclosed in note 12.

19	Commitments and contingencies

Due to the nature of its operations, the Trust may occasionally become involved in litigation actions. There were no litigation claims during the year or outstanding at the date of this report.

The Aviation Solutions Unit Trust

Notes to the financial statements (continued)

20	Subsequent events

On 29 July 2011, the owners of the Trust and the trustee entered into an agreement with FLY leasing Limited for the acquisition of the entire capital of both the Trust and trustee, comprising shares, units and loans. The sale closed on 14 October 2011 and upon the closing GAAM was replaced as manager of the Trust.

Other than as disclosed, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect significantly the operations of the Trust, the results of those operations, or the state of affairs of the Trust in future financial years.

21	Approval of financial statements

The board of directors of the trustee approved these financial statements on 24 December 2011.

Independent Auditors’ Report

The Board of Directors

Commercial Aviation Solutions Australia Pty Limited as trustee for The Aviation Solutions Unit Trust:

We have audited the accompanying statements of financial position of The Aviation Solutions Unit Trust as of June 30, 2011 and 2010 and the related statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Aviation Solutions Unit Trust as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 20 on October 14, 2011, Fly Leasing Limited, consummated the acquisition of the entire share capital of the Trust. The financial statements of the Trust do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction.

KPMG

Sydney, Australia

December 24, 2011